Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Nine Months
	Ended
	May 31,	Year Ended Aug. 31,
	2009	2008	2007	2006	2005	2004
EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes, MI and Cumulative Effect of Accounting Change	$3,269	$2,926	$1,328	$1,018	$283	$330

Add:
Fixed charges	104	162	174	160	137	113
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate (income) expense — net	(12)	(2)	34	31	31	36
Amortization of capitalized interest	10	16	15	15	15	14
Less:
Capitalized interest	(25)	(22)	(14)	(9)	(6)	(7)

Earnings available for fixed charges	$3,346	$3,080	$1,537	$1,215	$460	$486

FIXED CHARGES:
Interest expense(3)	$57	$110	$136	$133	$116	$92
Capitalized interest	25	22	14	9	6	7
Portion of rents representative of interest factor	22	30	24	18	15	14

Total Fixed Charges	$104	$162	$174	$160	$137	$113

Ratio of Earnings to Fixed Charges	32.17	19.01	8.83	7.59	3.36	4.30

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.